June 7, 2017

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jay Ingram, Legal Branch Chief, Office of Manufacturing and Construction

Re:	Century Communities, Inc.
Registration Statement on Form S-4
Filed May 5, 2017
File No. 333-217750

Dear Mr. Ingram:

Century Communities, Inc., a Delaware corporation (“Century Communities”), is filing today via EDGAR Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-4 (File No. 333-217750) (the “Registration Statement”), including a proxy statement/prospectus of Century Communities and UCP, Inc., a Delaware corporation (“UCP”).

On behalf of Century Communities and UCP, this letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the Registration Statement, as set forth in your letter, dated June 1, 2017 (the “Comment Letter”), addressed to Mr. Dale Francescon of Century Communities. The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have also included the text of the applicable comment in the Comment Letter, and provided the response of Century Communities and UCP in bold. In general, the information contained in this letter with respect to Century Communities has been furnished by Century Communities, and the information contained in this letter with respect to UCP has been furnished by UCP. Please note that all page references contained in our responses below are to the pages of Amendment No. 1 in the form filed today with the Commission.

General

1.	We note that you completed a private offering of $400 million 5.875% senior notes on May 12, 2017. Please revise your pro forma financial statements and footnotes to reflect this private offering as it appears to be a material transaction as contemplated by Rule 11-01(a)(8) of Regulation S-X. We remind you to include a subtotal pro forma column that gives effect to the adjustments associated with the acquisition of UCP, Inc., and a separate column that details the adjustments related to the debt offering. Refer to Instruction 6 to Rule 11-02(b) of Regulation S-X.

In response to the Staff’s comment, Century Communities has revised the unaudited pro forma condensed combined financial statements and footnotes to reflect its private offering of $400 million in aggregate principal amount of its 5.875% Senior Notes due 2025, which closed on May 12, 2017. Please see pages 120 – 131 of Amendment No. 1.

U.S. Securities and Exchange Commission

June 7, 2017

2.	We note that you have incorporated by reference information about UCP, Inc., as provided for in Items 15 through 16 of Form S-4, as applicable. General Instruction C of Form S-4 provides that such incorporation by reference is permissible if the company being acquired meets the requirements of General Instructions I.A. and I.B.1. of Form S-3. Given that the aggregate market value of UCP’s common equity held by non-affiliates appears to be below the minimum public float requirements of General Instruction I.B.1 of Form S-3, you may not be eligible to incorporate information about the registrant by reference at this time. Please provide us with an analysis demonstrating compliance with the applicable provisions of General Instruction C of Form S-4 or amend your registration statement to include the required information under Item 17 of Form S-4.

In response to the Staff’s comment, we have been advised by UCP that it believes that it meets the requirements of General Instruction I.A. of Form S-3, as well as the minimum public float requirements of General Instruction I.B.1 of Form S-3, and therefore also meets the requirements of General Instruction C of Form S-4. As reported in UCP’s Amendment Number 1 to its 2016 Annual Report on Form 10-K/A (filed with the Commission on April 28, 2017), as of April 12, 2017, there were 7,958,314 shares of UCP Class A Common Stock outstanding, of which 209,712 shares were held by affiliates of UCP and 7,748,602 shares were held by non-affiliates of UCP. On May 5, 2017, the date of the initial filing of the Registration Statement, the closing sale price on the New York Stock Exchange of UCP Class A Common Stock was $11.40 per share, and as such, the aggregate market value of UCP common equity held by non-affiliates was $88,334,062 as of such date.

For purposes of calculating the aggregate market value of UCP common equity held by non-affiliates, all of the shares of UCP Class A Common Stock held by the following five institutional stockholders were included in the calculation as UCP has determined that each of them is a non-affiliate of UCP: (i) Buckingham Capital Management, Inc., (ii) Ameriprise Financial, Inc., (iii) Craton Capital Management, LLC, (iv) River Road Asset Management, LLC, and (v) Wellington Management Group LLP (collectively, the “Five UCP Institutional Stockholders”). Although each of the Five UCP Institutional Stockholders hold more than 5% of the outstanding shares of UCP Class A Common Stock, we have been advised by UCP that it has analyzed the facts and circumstances related to the holdings of UCP Class A Common Stock by each of the Five UCP Institutional Stockholders and has determined that each is a non-affiliate of UCP based, in part, on UCP’s good faith reliance upon the accuracy of the disclosures contained within such stockholders’ filings with the Commission, and on the following factors:

(a)	UCP has two classes of voting stock issued and outstanding, the UCP Class A Common Stock and the UCP Class B Common Stock (referred to collectively as the “UCP Common Stock”), which generally vote together as a single class on all matters presented to UCP stockholders for their vote or approval;

(b)

PICO Holdings, Inc. (“PICO”), the majority stockholder and an affiliate of UCP, holds all of the outstanding shares of UCP Class B Common Stock, which entitles PICO, without regard to the number of shares of UCP Class B Common Stock held by it, to one vote for each Series A Unit of UCP, LLC (a subsidiary of UCP) held by PICO, multiplied by the exchange rate set forth in the Exchange Agreement, dated as of July 23, 2013, by and among UCP,

U.S. Securities and Exchange Commission

June 7, 2017

UCP, LLC, and PICO. As of May 5, 2017, PICO held 10,593,000 Series A Units of UCP, LLC, which are exchangeable for 10,401,722 shares of UCP Class A Common Stock, which represent approximately 57% of the total voting power of UCP Common Stock. As such, PICO has the voting power to approve or defeat any action requiring the majority approval of UCP stockholders;

(c)	each of Ameriprise Financial, Inc., Craton Capital Management, LLC, River Road Asset Management, LLC, and Wellington Management Group LLP holds shares of UCP Class A Common Stock representing less than 5% of the total voting power of UCP Common Stock, and Buckingham Capital Management, Inc. holds shares of UCP Class A Common Stock representing less than approximately 5.3% of the total voting power of UCP Common Stock;

(d)	each of the Five UCP Institutional Stockholders has filed a Schedule 13G with respect to its holdings of UCP Class A Common Stock on the basis that each acquired its shares of Class A Common Stock without the purpose or the effect of changing or influencing the control of UCP;

(e)	none of the Five UCP Institutional Stockholders have any agreements or arrangements with UCP relating to the voting of the common equity of UCP, nominating anyone for election to UCP’s board of directors, or otherwise changing or influencing the control of UCP;

(f)	other than its respective holdings of shares of UCP Class A Common Stock, none of the Five UCP Institutional Stockholders have any relationship with UCP or any of the directors or management of UCP; and

(g)	to the best of UCP’s knowledge, none of the Five UCP Institutional Stockholders are affiliated with each other or with PICO.

Furthermore, UCP has advised us that pursuant to an Investor Rights Agreement that it entered into with PICO, PICO has the right to nominate two individuals for election to UCP’s board of directors for as long as PICO owns 25% or more of the combined voting power of UCP Common Stock, and one individual for as long as PICO owns at least 10% of the combined voting power of UCP Common Stock. UCP has also advised us that it is a “controlled company” within the meaning of the corporate governance rules of the NYSE as a result of PICO holding approximately 57% of the total voting power of UCP Common Stock, and as UCP is a controlled company, PICO has the unilateral ability, subject to PICO’s fiduciary duties, to effect or defeat any corporate actions requiring a vote of a majority of the total voting power of UCP Common Stock. Therefore, UCP has determined that, other than PICO and the directors and officers of UCP, no other person or stockholder has the ability or power directly, or indirectly through one or more intermediaries, to change, influence, or control the management, policies or affairs of UCP.

U.S. Securities and Exchange Commission

June 7, 2017

Comparative Historical and Unaudited Pro Forma Per Share Data, Page 28

3.	Please provide us with your calculation of UCP’s historical book value per share of common stock.

In response to the Staff’s comment, Century Communities respectfully informs the Staff that UCP’s historical book value per share of common stock was calculated by dividing stockholders’ equity of $102.2 million and $100.6 million as of March 31, 2017 and December 31, 2016, respectively, by 7,958,314 and 7,896,488 outstanding shares of UCP Class A Common Stock as of March 31, 2017 and December 31, 2016, respectively. Century Communities has added a footnote 2 to the table on page 29 of Amendment No. 1 to reflect the foregoing.

4.	Please revise the footnotes to the table on page 29 to show the number of shares used in calculating the pro forma book value per share of common stock for the surviving corporation.

In response to the Staff’s comment, Century Communities has added a footnote 3 to the table on page 29 of Amendment No. 1 to show the number of shares used in calculating the pro forma book value per share of common stock of the surviving corporation.

5.	Please remove the amounts of the pro forma book value per share for the year ended December 31, 2016, for both the surviving corporation and the UCP equivalent per share data, since this information is derived from a pro forma balance sheet at December 31, 2016, which is not presented or required in this registration statement.

In response to the Staff’s comment, Century Communities has removed the amounts of the pro forma book value per share for the year ended December 31, 2016, for both the surviving corporation and the UCP equivalent per share data, from the table on page 29 of Amendment No. 1.

CFO Severance Benefits, page 91

6.	Please indicate whether you anticipate Mr. Pirrello will continue employment with Century Communities after consummation of the merger.

In response to the Staff’s comment, Century Communities respectfully informs the Staff that although it expects to have additional discussions with Mr. Pirrello in the coming weeks relating to the prospect of him remaining with the Surviving Corporation, no decision has been made as to the nature and extent of any such services, no understanding has been reached at this time regarding any retention or employment with Mr. Pirrello, and there can be no assurance that any such arrangement or commitment will be reached or entered into.

Unaudited Pro Forma Condensed Combined Financial Statements, Page 119

Unaudited Pro Forma Condensed Combined Balance Sheet, page 122

7.	Please revise your pro forma balance sheet to reflect both the UCP transaction costs of $8.5 million and the Century Communities transaction costs of $5.6 million as adjustments to accrued expenses and other liabilities. Please revise notes (e) and (f) accordingly.

In response to the Staff’s comment, Century Communities has revised the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2017 on page 123 of Amendment No. 1 to reflect both the UCP transaction costs of $8.5 million and the Century Communities transaction costs of $5.6 million as adjustments to accrued expenses and other liabilities. Accordingly, Century Communities has also revised the current notes (f) and (g) on pages 129 – 130 of Amendment No. 1.

U.S. Securities and Exchange Commission

June 7, 2017

8.	We note that the fair value of inventories owned by UCP, Inc., as evidenced by pro forma adjustment (a), is considerably less than the amount previously recorded on UCP, Inc.’s balance sheet. Please tell us why your adjustment to inventories owned is not indicative of impairment issues in the historical financial statements of UCP, Inc.

In response to the Staff’s comment, UCP has advised us that, with respect to UCP’s historical carrying value of its inventories, UCP management evaluates project inventories owned for impairment on a quarterly basis at the individual development project long-lived asset level (“Project Inventory”) for purposes of its historical consolidated financial statement reporting pursuant to Accounting Standards Codification Topic 360, Impairment and Disposal of Long-Lived Assets (“ASC 360”). ASC 360 requires that a long-lived asset be tested for recoverability on an undiscounted cash flow basis whenever “events or changes in circumstances indicate that its carrying amount may not be recoverable.” UCP evaluated the factors in ASC 360-10-35-21, among others, for its project inventory to determine if events or changes in circumstances indicate that its carrying amount may not be recoverable at March 31, 2017. If indicators that the carrying amount of a Project Inventory existed, UCP management performed an undiscounted cash flow analysis to determine if the carrying value of the Project Inventory were recoverable. If a Project Inventory was deemed not to be recoverable, the impairment loss recognized was equal to the difference between the carrying value of the asset and its estimated fair value.

UCP has further advised us that during its quarterly impairment review process for its most recent historical financial statements as of March 31, 2017, UCP management considered numerous specific factors in reviewing whether an indicator of impairment existed for Project Inventory. These factors included, but were not limited to, those outlined in ASC 360-10-35-21, as well as consideration of the more likely than not nature of the pending Merger based on the status of negotiations at the time.

As a result of the above factors, UCP has advised us that UCP management considered all Project Inventory to have an indicator of impairment during its quarterly impairment process as of March 31, 2017. Accordingly, UCP management subjected all Project Inventory to an undiscounted cash flow test in accordance with ASC 360-10-35-17. As a result of this analysis, none of the Project Inventory was deemed not to be recoverable as of March 31, 2017. The $0.1 million impairment loss during the three months ended March 31, 2017 was related to a single model home unit that sustained fire damage.

Century Communities respectfully advises the Staff that, while ASC 360 requires impairment losses to be recorded only when the asset is not recoverable on an undiscounted cash flow basis, the unaudited pro forma condensed combined financial statements are presented to reflect the preliminary valuation of the net assets acquired. The estimate of the fair value of the inventory of UCP of $374.2 million, which represents a 3.9% reduction from its carrying value of $389.4 million, was derived from techniques where one or more significant inputs are unobservable in active markets, and therefore a range of possible outcomes exists. Accordingly, differences between the historical carrying basis of inventory and the estimated fair value can exist.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 123

9.	Please add a footnote reference to reflect the adjustment to eliminate net income (loss) attributable to noncontrolling interest for both periods presented.

In response to the Staff’s comment, Century Communities has added the current note (k) on page 130 of Amendment No. 1 to reflect the adjustment to eliminate net income (loss) attributable to noncontrolling interest for both periods presented.

U.S. Securities and Exchange Commission

June 7, 2017

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 125

Note 1, page 125

10.	In your footnote to the preliminary purchase price calculation, you state that “an increase or decrease in the closing price per share of Century Communities Common Stock of $2.00 per share would increase or decrease, as the case may be, the total consideration by $8.5 million.” Please confirm to us that the range you have provided is reasonable based on the volatility of Century Communities common stock price.

In response to the Staff’s comment, Century Communities has revised footnote (2) to the preliminary purchase price calculation on page 127 of Amendment No. 1 to disclose the impact to total consideration based upon an increase or decrease in the closing price per share of Century Communities Common Stock of 30%, which is the historical volatility of the price of Century Communities Common Stock over the preceding year.

Note (a), page 127

11.	Please revise your footnote to disclose how the adjustment in the cost of home sales revenues was determined for each period presented, as well as provide the average length of time of UCP’s historical inventory turn for such inventories.

In response to the Staff’s comment, Century Communities has revised the current note (b) on pages 128 – 129 of Amendment No. 1 to clarify that the adjustment to cost of home sales revenues was determined for each period presented using UCP’s lot supply as of March 31, 2017, which represented a six to eight year supply of inventory based on UCP’s historical deliveries. Based on the six to eight year supply of inventory, we estimated that approximately 4% and 15% of the step-down in inventory will be amortized into cost of home sales revenues for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively.

Note (d), page 127

12.	You indicate on page 128 that the pro forma balance sheet reflects an adjustment related to your draw of a total of $97.7 million off your revolving credit facility to pay for the cash portion of the merger consideration. You also indicate that the additional pro forma interest expense will be capitalized to inventories as your pro forma inventories are in excess of your pro forma notes payable and revolving line of credit. Please tell us why there is no related pro forma adjustment for capitalized interest.

In response to the Staff’s comment, Century Communities respectfully advises the Staff that the unaudited pro forma condensed combined balance sheet is presented as if the Merger had been consummated on March 31, 2017, the date of the latest balance sheet presented in the Registration Statement. Accordingly, presentation of any additional pro forma capitalized interest in the unaudited pro forma condensed combined balance sheet would be inconsistent with the form and content requirements of Article 11 of Regulation S-X. As a result of Century Communities’ private offering of $400 million in aggregate principal amount of senior unsecured notes (which closed on May 12, 2017), Century Communities has included a pro forma adjustment related to the additional capitalized interest in the revised Unaudited Pro Forma Condensed Combined Statements of Operations on pages 124 and 125 of Amendment No. 1.

U.S. Securities and Exchange Commission

June 7, 2017

Note (g), page 128

13.	Please tell us how the adjustments for other integration costs are factually supportable.

In response to the Staff’s comment, Century Communities has revised the current note (h) on page 130 of Amendment No. 1 to disclose that the estimated transaction bonuses of $3.1 million to be paid to certain executives and other employees of UCP were derived from their respective employment agreements, and the estimated severance and other amounts of $1.0 million to be paid to certain non-executive employees of UCP were derived from their respective retention agreements.

Note (i), page 128

14.	Please revise your footnote to discuss which transaction costs are non-deductible for income tax purposes, as well as describe how the pro forma adjustment was determined.

In response to the Staff’s comment, Century Communities respectfully advises the Staff that it currently estimates that $3.1 million of costs associated with the Merger will require capitalization for tax purposes into the basis of its equity, will not be deductible, and will represent a permanent difference for purposes of its accounting for income taxes in accordance with Accounting Standards Codification Topic 740, Income Taxes. Century Communities estimates that the remaining $3.0 million, which are associated with contingent based investment banking services, will qualify for tax deduction in the period they are incurred, which is consistent with the GAAP accounting treatment. Accordingly, Century Communities has revised the current note (j) on page 130 of Amendment No. 1 to remove the pro forma adjustment associated with transaction costs that are non-deductible for income tax purposes.

Where You Can Find More Information, page 147

15.	We note that Century Communities has filed numerous current reports under the Exchange Act since the date of initial filing of this registration statement. In your next amendment, please incorporate by reference each specific filing made pursuant to the Exchange Act or state that all such filings filed after “the date of the initial registration statement and prior to effectiveness” will be incorporated by reference. For guidance, please refer to Securities Act Forms Compliance and Disclosure Interpretation 123.05.

In response to the Staff’s comment, Century Communities has incorporated by reference each specific filing made by Century Communities pursuant to the Exchange Act since the date of initial filing of the Registration Statement. Please see page 149 of Amendment No. 1.

Exhibit Index

16.	Please file as exhibits all employment agreements or amended employment agreements between Century Communities and existing members of UCP management, or tell us why you are not required to do so. See Item 601(b)(10)(iii) of Regulation S-K.

In response to the Staff’s comment, Century Communities respectfully informs the Staff that currently there are not, and after the Merger it is anticipated that there will not be, any employment agreements or amended employment agreements between Century Communities and any existing members of UCP management.

U.S. Securities and Exchange Commission

June 7, 2017

In addition, in the case of any employment agreements or amended employment agreements between any subsidiary of Century Communities and any existing members of UCP management, Century Communities believes that none of such employment agreements or amended employment agreements are required to be filed pursuant to Item 601(b)(10)(iii) of Regulation S-K because none of such existing members of UCP management party to any such employment agreements or amended employment agreements will be a director or be considered a named executed officer of Century Communities, and Century Communities has concluded that none of such employment agreements or amended employment agreements will not be material to Century Communities in amount or significance.

We hope that the foregoing, and the revisions to the Registration Statement set forth in Amendment No. 1, have been responsive to the Staff’s comments in the Comment Letter. We thank the Staff for its courtesies. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 568-3856 or Clifford E. Neimeth at (212) 801-9383.

Sincerely,

/s/ Mark J. Kelson

Mark J. Kelson

cc:	SiSi Cheng, Staff Accountant
Dale Welcome, Staff Accountant
Chris Ronne, Staff Attorney
(U.S. Securities and Exchange Commission)

Dale Francescon
Robert J. Francescon
David L. Messenger
(Century Communities, Inc.)

Dustin L. Bogue
W. Allen Bennett
(UCP, Inc.)

Ross A. Fieldston
Jeffrey D. Marell
(Paul, Weiss, Rifkind, Wharton & Garrison LLP)

Clifford E. Neimeth
(Greenberg Traurig, LLP)